                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934*
                               (Amendment No. 3)

                              BET Holdings, Inc.
                               (Name of Issuer)

                Class A Common Stock, par value $.02 per share
                        (Title of Class of Securities)

                                  086585-10-6
                                (CUSIP Number)

Stephen M. Brett, Esq.            Frederick H. McGrath, Esq.           Howard V. Sinclair
Senior Vice President             Baker & Botts, L.L.P.                Arent, Fox, Kintner,
and General Counsel               599 Lexington Avenue                 Plotkin & Kahn
Tele-Communications, Inc.         New York, New York 10022-6030        1050 Connecticut Avenue, N.W.
5619 DTC Parkway                  (212) 705-5000                       Washington, D.C. 20036-5339
Englewood, CO  80111                                                   (202) 857-6000
(303) 267-5500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 23, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*NOTE:    THIS STATEMENT CONSTITUTES AMENDMENT NO. 3 OF THE REPORTING GROUP
          SCHEDULE 13D AND ALSO CONSTITUTES AMENDMENT NO. 9 OF A REPORT ON
          SCHEDULE 13D OF ROBERT L. JOHNSON AND AMENDMENT NO. 3 OF A REPORT ON
          SCHEDULE 13D OF TELE-COMMUNICATIONS, INC.

-----------------------
  CUSIP NO. 086585-10-6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert L. Johnson

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
                          BK,00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                          United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          10,631,103 shares*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,631,103 shares*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,631,103 shares*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          63.6%
     Assumes conversion of all shares of Class B Common Stock and Class C
     Common Stock beneficially owned by the Reporting Persons into shares of Class A Common Stock. Because each share of Class B Common Stock and Class C Common Stock generally is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 91.8% of the voting power of the Company.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
                          IN
------------------------------------------------------------------------------

____________________
* Includes 103,600 shares beneficially owned by Mr. Johnson's spouse, as to which shares the Reporting Persons disclaim beneficial ownership.



                              Page 2 of 8 pages

-----------------------
  CUSIP NO. 086585-10-6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tele-Communications, Inc.
      84-1260157
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
                          BK,00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                          Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          10,631,103 shares*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,631,103 shares*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      10,631,103 shares*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          63.6%
          Assumes conversion of all shares of Class B Common Stock and Class C Common Stock beneficially owned by the Reporting Persons into shares of Class A Common Stock. Because each share of Class B Common Stock and Class C Common Stock generally is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 91.8% of the voting power of the Company.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
                          CO
------------------------------------------------------------------------------

____________________
* Includes 103,600 shares beneficially owned by Mr. Johnson's spouse, as to which shares the Reporting Persons disclaim beneficial ownership.

                               Page 3 of 8 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  Statement of

                               ROBERT L. JOHNSON

                                      and

                           TELE-COMMUNICATIONS, INC.

                           Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                                 in respect of

                               BET HOLDINGS INC.

     This Report on Schedule 13D relates to the Class A common stock, par value $.02 per share (the "Class A Stock"), of BET Holdings, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by the Reporting Group (as defined below) on September 16, 1997 as amended and supplement by an amendment thereto previously filed with the Commission (collectively, the "Reporting Group Schedule 13D") is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 3 to the Reporting Group Schedule 13D. The Report on
Schedule 13D originally filed by Robert L. Johnson on November 12, 1991, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "Johnson Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 9 to the Johnson Schedule 13D. In addition, the Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI
Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 3 to the TCI
Schedule 13D. Mr. Johnson and TCI (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Class A Stock and are collectively referred to as the "Reporting Group." The Johnson Schedule 13D, the TCI Schedule 13D, and the Reporting Group Schedule 13D, are collectively referred to as the "Schedule 13D." Capitalized terms not otherwise defined herein have the respective meanings ascribed thereto in the Reporting Group Schedule 13D.

                               Page 4 of 8 pages

     The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 4.   PURPOSE OF TRANSACTION.

     The information set forth in Item 4 of the Johnson Schedule 13D, the TCI
Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto:

     On January 23, 1998, the Company issued a press release stating, among other things, that the Special Independent Committee of the Board of Directors of the Company has determined that the $48 per share price proposed by the Reporting Persons for the purchase of the Class A Stock not already owned by them is not adequate. The Reporting Persons are currently considering all of their alternatives but have not made any decision regarding their course of action.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

5.   Press Release of the Company, dated January 23, 1998.

                               Page 5 of 8 pages

                                   SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 27, 1998


                                   /s/ Robert L. Johnson
                                   ----------------------
                                   Robert L. Johnson

                                   TELE-COMMUNICATIONS, INC.

                                   By:   /s/ Stephen M. Brett
                                         ----------------------
                                         Name: Stephen M. Brett
                                         Title: Executive Vice President
                                                and General Counsel

                               Page 6 of 8 pages

                                 EXHIBIT INDEX


                                                                    Seq. Pg. No.

1.   Joint Filing Agreement between Robert L. Johnson and Tele-
     Communications, Inc. regarding joint filing of Schedule 13D.*

2. Letter, dated September 10, 1997, from Robert L. Johnson and Liberty Media Corporation to the Board of Directors of the Company.*

3.   Letter, dated September 19, 1997, from Robert L. Johnson and
     Liberty Media Corporation to Delano E. Lewis, the sole member of the Special Committee of the Board of Directors of the Company.*

4.   Letter Agreement between Robert L. Johnson and Liberty Media
     Corporation.*

5.   Press Release of the Company, dated January 23, 1998.



* Previously filed.

                               Page 7 of 8 pages